Exhibit 99.1

SOUFUN SIGNED INVESTMENT AND JOINT VENTURE AGREEMENTS WITH ONE OF CHINA'S TOP 5 LEADING NEW HOME AGENCY COMPANIES

BEIJING, Oct. 31, 2014 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN, "SouFun" or the "Company"), the leading real estate Internet portal in China, today announced that it has entered into investment and joint venture agreements with one of China's top 5 leading new home agency companies, Tospur Real Estate Consulting Co., Ltd. ("Tospur").

Pursuant to the investment and joint venture agreements with Tospur, (1) SouFun will subscribe for new shares of Tospur in a private placement for 16% of Tospur's outstanding share capital after the completion of the private placement for approximately RMB381 million (US$62 million) in cash; and (2) SouFun and Tospur will invest RMB60 million (US$9.8 million) and RMB40 million (US$6.5 million), respectively, to form a joint venture to provide real estate internet financing services. Closing of the transactions contemplated by the investment and joint venture agreements are subject to customary closing conditions, including regulatory approval.

Vincent Mo, SouFun's Chairman and CEO, comments: "This is another exciting achievement in SouFun's Cooperation Partners Program with real estate brokers and agents. As the leading online platform in China's huge real estate market, SouFun has been looking for the leading off-line players to work together for the industrial upgrade of China's expanding new home and resale market. Tospur is one of the front runners of China's new home agency and consultancy companies, one of the best choices for forming strategic O2O partnerships for SouFun. I am sure that the strategic cooperation partnership will not only allow SouFun a broader and deeper access in real estate transactions but also enhance Tospur's leadership, innovation, and evolvement by integrating internet and mobile elements into its very successful offline operations."

About Tospur

Formed in Shanghai in 1998, Tospur is a leading real estate service provider in China. It offers real estate marketing and sales agency service, financial services, commercial property operation service, and consulting services in China's fast growing real estate market. Tospur employs more than 5000 people across the country. In its entire 16-year history, Tospur always focuses in the area of real estate services, and has won various professional awards and has been selected as one of "China's Top Employers" for the past four consecutive years. In addition to Shanghai, it has nearly 30 subsidiaries which operate a large number of projects in China's major urban centers.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2013. Through SouFun's websites, it provides marketing, e-commerce, listing, and other value-added services for China's fast-growing real estate and home-related sectors. SouFun's Internet portal is highly focused on user experience, and supports SouFun's users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statement

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that these strategic cooperation agreements will be approved or the share subscription transactions will be consummated. This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, the Company's plan to form strategic partnerships and collaborate and explore real estate internet financing business with Tospur, comments by management in this release about the success and benefit of its strategic cooperation partnerships, and about China's real estate market. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

Tel: +86 (10) 5631-8659

Email: zhangyiwen@soufun.com